SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C, 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 98-0058505

                   CONSOLIDATED GOLDEN QUAIL RESOURCES, LTD.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  208 964 106
                                 (CUSIP Number)

           2185 Faraday Avenue, Suite 100, Carlsbad, California 92008
               (Address of principal executive offices) (Zip Code)

        Registrant's telephone number, including area code (760) 931-0030

                   Carol Maurer, 1952 Coldwater Canyon Drive,
                 Beverly Hills, California 90210 (310) 859-8906
            (Name, Address and Telephone Number of Person Authorized
                     to Received Notices and Communication)

                                 July 20, 1998
             (Date of Event which Requires Filing of this Statement


     1) Names of Reporting Persons I.R.S. Identification of Above Persons (entities only) Carol Maurer

     2) Check  the  Appropriate  Box if a Member of a Group  (See  Instructions)
(a)     (b)  X

     3) SEC Use Only  ________________________________________


     4) Source of Funds (See Instructions) PF

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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     6) Citizenship or Place of Organization       United States

        Number of Shares Beneficially Owned by Each Reporting Person With:

     7) Sole Voting Power 165,000

     8) Shared Voting Power None

     9) Sole Dispositive Power 500,000

     10)Shared Dispositive Power None

     11)Aggregate Amount Beneficially Owned by Each Reporting Person

                                    165,000

     12) Check if the Aggregate Amount in Row 11) Excludes Certain Shares (See Instructions)

     13) Percent of Class Represented by Amount in Row 11): Reporting Person currently holds 165,000 shares of common stock which represents 9.3% of the common outstanding. Reporting Person has the option to purchase an additional 335,000 shares of common stock. Should such option be exercised, Reporting Person would then own 23.7% of the common stock outstanding.

     14) Type of Reporting Person (See Instructions) IN


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     Item 1. Security and Issuer


     This statement relates to the Common Stock. The issuer is Consolidated Golden Quail Resources, Ltd., a British Columbia corporation, whose principal executive offices are located at 2185 Faraday Avenue, Suite 100, Carlsbad, California 92008.

     Item 2. Identity and Background

     (a) Carol Maurer

     (b) 1952 Coldwater Canyon Drive, Beverly Hills, California 90210.

     (c) Actress, writer, producer, and investor.

     (d) No

     (e) No

     (f) United States

     Item 3. Source and Amount of Funds or Other Consideration

     In December, 1997 the Issuer and Ms. Maurer entered into a Stock Purchase Agreement ("the Agreement") wherein Ms. Maurer was given the right to purchase up to 500,000 shares of the issuer's common stock. As of the date of this filing, Ms. Maurer, using personal funds, has purchased 165,000 shares of Common Stock.

     Item 4. Purpose of Transaction

     The securities of the Issuer were acquired for investment purposes. At the present time, the reporting person has no plans to undertake any actions enumerated in this Item 4 or any action similar to that enumerated in this Item 4.

     Item 5. Interest in Securities of Issuer

     (a) Reporting person holds, of record or beneficially, 165,000 shares of common stock with the right to purchase an additional 335,000 shares of Common Stock. Accordingly reporting person holds, of record or beneficially, 9.3% of the common stock outstanding. If the option to purchase the additional 335,000 shares of common stock were exercised, Reporting Person would hold, of record or beneficially 23.7% of the common stock outstanding. The calculation of these


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percentages is based on information  contained in the Issuer's  transfer agent's records as of August 4, 1998.

     (b) Reporting person has the sole power to direct the vote and disposition of the shares covered by this report.

     (c) The acquisition of the securities described in Item 3 were not effected within the last 60 days.

     (d) Not Applicable.

     (e) Not Applicable.

     Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

     Except as described in Item 3 above, there are no contracts, arrangements, understandings, or relationships with respect to securities of the Issuer. Item 7 Material to be Filed as Exhibits

                  Exhibit No.               Descriptions of the Exhibit

                  2.1 Subscription Agreement dated as of _________ (To be filed by amendment)



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: ________________________                     ____________________________
                                                           Carol Maurer